SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                              Commission File Number: 1-988

                        NOTIFICATION OF LATE FILING

( ) Form 10-K   ( ) Form 11-K   ( ) Form 20-F   (X) Form 10-Q   ( ) Form N-SAR

      For Period Ended: March 31, 1999


 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.



                                   PART I
                           REGISTRANT INFORMATION

 Full name of registrant: The Coleman Company, Inc.


 Former name, if applicable: Not Applicable


 Address of principal executive office: 2111 E. 37th Street North


 City, state and zip code: Wichita, Kansas  67219



                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


 (X) (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      Sunbeam Corporation ("Sunbeam"), the indirect parent corporation of The Coleman Company, Inc. (the "Company"), completed and filed its 1998 annual report on Form 10-K with the Commission on May 11, 1999. The delay in Sunbeam's filing the 1998 annual report on Form 10-K resulted primarily from changes in Sunbeam's management, changes in Sunbeam's auditors and Sunbeam's restatement of its financial statements for the 1997 fiscal year and for the fourth quarter of 1996 and the first quarter of 1998, all of which have been previously detailed in Sunbeam's and the Company's filings with the Commission. Both Sunbeam's and the Company's management and their auditors allocated substantial resources to these efforts. In addition, Sunbeam filed with the Commission on May 13, 1999 an amendment to Sunbeam's pending registration statement on Form S-1. On May 14, 1999 Sunbeam and the Company filed with the Commission an amendment to Sunbeam's registration statement on Form S-4, which also serves as the Company's Information Statement, in connection with the merger between Sunbeam and the Company. The Company, as a subsidiary of Sunbeam, has been impacted by the foregoing circumstances.

      As a result of the significant time and effort expended by Sunbeam's management and its outside auditors in connection with the preparation of the filings referred to above and because the Company is still in the process of completing the analysis of its results of operations for the quarter ended March 31, 1999, the Company will not be in a position to file timely its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999. Nevertheless, the Company does intend to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                  PART IV
                             OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification:

 Janet G. Kelley                   (561)                    912-4438
    (Name)                       (Area Code)            (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                      (X)  Yes   ( )  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      (X)  Yes   ( )  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company is still in the process of completing the analysis of its results of operations for the quarter ended March 31, 1999. The Company is working with Ernst & Young LLP to review the Company's financial records and quantify the amount of any change from the corresponding period in the prior fiscal year. Until this review is completed, however, no estimate can be made of the extent to which the Company's results of operations will deviate from those reported during the corresponding period in the prior fiscal year.


                              The Coleman Company Inc.
                       (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:  May 17, 1999                       By:  /s/  Gwen Wisler
                                              ------------------------------
                                                     Gwen Wisler
                                                     Chief Financial Officer